AMENDMENT TO PORTFOLIO MANAGEMENT AGREEMENT

For The International Equity Portfolio

AMENDMENT made this 16th day of June, 2020, to the Portfolio Management Agreement (“Agreement”) made the 2nd day of August, 2013, (“Effective Date”) between Mellon Investments Corporation (formerly Mellon Capital Management Corporation), a corporation organized under the laws of Delaware (“Portfolio Manager”), and The HC Capital Trust, a Delaware statutory trust (“Trust”) with respect to Portfolio Manager’s Developed Markets strategies for The International Equity Portfolio (“Portfolio”) of the Trust. All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, as of January 31, 2018, Mellon Capital Management Corporation changed its corporate name to BNY Mellon Asset Management North America Corporation. As of January 2, 2019 (“the Renaming Date”), BNY Mellon Asset Management North America Corporation was renamed Mellon Investments Corporation. The parties acknowledge and agree that as of the Renaming Date, all references to Portfolio Manager in these Guidelines shall be references to Mellon Investments Corporation.

WHEREAS, Portfolio Manager provides day-to-day portfolio management services to a portion of the Portfolio, a separate series of the Trust, pursuant to the Agreement;

WHEREAS, the Portfolio Manager has agreed to amend the Agreement in a manner that will adjust the fee payable to the Portfolio Manager, as more fully set forth herein, and the Trust has determined that such amendment is in the interests of the shareholders of the Portfolio;

NOW, THEREFORE, it is hereby agreed that Section 4 of the Agreement will be replaced in its entirety by the following:

4. Expenses and Compensation. Except for expenses specifically assumed or agreed to be paid by the Portfolio Manager under this Agreement, the Portfolio Manager shall not be liable for any expenses of the Portfolio or the Trust, including, without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and (iii) custodian fees and expenses. For its services under this Agreement, Portfolio Manager shall be entitled to receive a fee, which fee shall be payable monthly in arrears within 30 days after month end.

For assets allocated to an Index Strategy (as defined below), for so long as the Combined Assets (a defined below) are greater than $2 billion, the fee shall be at the annual rate of 0.05% of the average daily net assets of the Account. If the Combined Assets are reduced to $2 billion or less due to withdrawals or redemptions, beginning with the start of the first calendar year following the date on which such withdrawal or redemption reduced such Combined Assets to $2 billion or less, the fee shall be calculated based on average daily net assets of the Account at an annual rate of 0.06%.

For assets allocated to a Factor Strategy (as defined below), for so long as the Combined Assets (a defined below) are greater than $2 billion, the fee shall be at the annual rate of 0.075% of the average daily net assets of the Account. If the Combined Assets are reduced to $2 billion or less due to withdrawals or redemptions, beginning with the start of the first calendar year following the date on which such withdrawal or redemption reduced such Combined Assets to $2 billion or less, the fee shall be calculated based on average daily net assets of the Account at an annual rate of 0.085%.

For purposes of this Section 4, the following definitions shall apply:

“Index Strategy” shall mean a portfolio wherein the Portfolio Manager seeks to approximate, over the long term, the performance of a specific market index or defined subset thereof.

“Factor Strategy” shall mean a portfolio wherein the Portfolio Manager seeks to implement a strategy developed by Hirtle Callaghan & Co., LLC, or an affiliate thereof, with the objective of obtaining exposure to one or more factors such as value or quality within the developed international equity markets.

“Combined Assets” shall mean the sum of: (a) the net assets of The Value Equity Portfolio, The Growth Equity Portfolio, The Institutional U.S. Equity Portfolio, The Small Capitalization-Mid Capitalization Equity Portfolio, The Commodity Returns Strategy Portfolio, The International Equity Portfolio, The Institutional International Equity Portfolio and the Emerging Markets Portfolio of the Trust (collectively the “Trust Portfolios”) managed by the Portfolio Manager; and (b) the net assets of each other investment advisory account for which HC Capital Solutions or one of its affiliates serves as investment adviser and for which Portfolio Manager provides portfolio management services using the strategies employed in Trust Portfolios.

This Amendment may be executed in any number of counterparts by the parties hereto (including facsimile transmission), each of which counterparts when so executed shall constitute as original, but the counterparts when together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

ATTEST:	Mellon Investments Corporation

	By:	/s/ Alex Over
	Name:	Alex Over
	Title:	Global Head of Distribution

ATTEST:	The HC Capital Trust (on behalf of The International Equity Portfolio)

	By:	/s/ Mark Hausmann
	Name:	Mark Hausmann
	Title:	Assistant Treasurer